Exhibit 99.1

Sun Life Financial reports fourth quarter and 2010 results

Fourth quarter 2010 financial highlights

    <<
    -   Net income of $508 million, compared to net income of $296 million in the fourth quarter of 2009
    -   Earnings per share (diluted) of $0.88, up from earnings per share of
        $0.52 in the fourth quarter of 2009
    -   Return on equity of 12.4%, up from 7.6% in the same period one year ago
    -   Quarterly dividend of $0.36 per share
    >>
2010 annual financial highlights

    <<
    -   Net income of $1,583 million, compared to net income of $534 million in 2009
    -   Earnings per share (diluted) of $2.76, up from $0.94 in 2009
    -   Return on equity of 9.9%, compared to 3.4% last year
    -   Annual dividend of $1.44 per share
    >>
TORONTO, Feb. 16 /CNW/ - Sun Life Financial Inc.(1) (TSX/NYSE: SLF) reported net income of $508 million for the fourth quarter of 2010, compared with net income of $296 million in the same period last year. Diluted earnings per share ("EPS") were $0.88 in the fourth quarter of 2010 compared to $0.52 in the fourth quarter of 2009.

Strong financial markets resulted in higher earnings in the fourth quarter. Improvements in equity markets and increased interest rates were the main drivers of higher earnings this quarter. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, and higher levels of expenses, which included several non-recurring items. Credit experience continued to show improvement over the prior year.

Earnings for the full year in 2010 were $1,583 million, compared with net income of $534 million in 2009. Full year 2010 earnings reflected improvements in equity markets, the favourable impact of the purchase of the United Kingdom operations of Lincoln National Corporation ("Lincoln U.K. acquisition") and the favourable impact of asset liability re-balancing. This was partially offset by increased expense levels from business initiatives in 2010.

The Board of Directors of Sun Life Financial today declared a quarterly shareholder dividend of $0.36 per common share, maintaining its current quarterly dividend.

"Our results in the fourth quarter and for the full year of 2010 reflect strong performance," Donald A. Stewart, Chief Executive Officer, said. "Throughout 2010 we remained focused on investing in our businesses, deploying capital effectively and enhancing our strong risk management practices. Our dedicated focus in 2010 is reflected in the continued momentum, strong execution and solid results of our businesses."

Record achievements and milestones

    <<
    -   In SLF Canada, sales of individual insurance products exceeded $200 million for the year, with record sales levels from our career sales force.
    -   SLF Canada's Group Retirement Services business reported pension rollover sales in excess of $1 billion for the year and a four quarter average retention rate of 50%.
    -   SLF U.S.'s Employee Benefits Group had record sales of US$382 million in the fourth quarter.
    -   MFS's gross sales for the year were US$53 billion and assets under management ended 2010 at US$222 billion, both record achievements.
    -   In SLF Asia, individual life sales in China for 2010 reached a record
        RMB 610 million, more than double sales in 2009, and Sun Life
        Financial Philippines had a record quarter, with sales in the life insurance business of 538 million pesos in the fourth quarter.
    >>
Other Operational Highlights

    <<
    -   SLF Canada expanded its web-based tools for Canadians, launching a unique retirement education microsite (www.myretirementcafe.ca)
        providing a comfortable place for consumers to learn about retirement planning and creating referral opportunities for Sun Life advisors.
    -   In December, Sun Life U.S. launched two new variable annuity living benefit riders, Sun Income Maximizer(SM) and Sun Income Maximizer(SM)
        Plus designed to help clients maximize their retirement income and protect against rising costs with a guaranteed annual increase to lifetime income. These new riders allow the Company to adjust the charges for new and in-force business on these products.
    -   SLF U.S. continues to improve operational effectiveness, a key strategic priority, while increasing service standards. In the 2010
        Operations Managers' Roundtable Survey, key distribution partners ranked SLF U.S. No.1 out of 16 insurance carriers in five categories, including new business and in-force processing. Our U.S. operations also received DALBAR Pre and Post-Sale Service Awards for 2010, honours that recognize our top tier service delivery to financial professionals.
    -   Expansion activities in Asia continued in the fourth quarter, with
        Sun Life Everbright receiving approval to open three new branches in
        China for a total of 36 cities and Shariah and other new unit-linked products were launched in Indonesia.
    -   Sun Life Financial has been named one of the Global 100 Most
        Sustainable Corporations in the World as announced at the World
        Economic Forum in Davos, Switzerland. Sun Life Financial is the only
        North American insurance company named to the Global 100 list in
        2011, making it the fifth time in seven years that we've been recognized.
    >>
Recent Transactions

    <<
    -   As previously disclosed, we completed the sale of our life reinsurance business on December 31, 2010. The transaction is part of our strategy to deploy capital to parts of our business that can best achieve strong sustainable growth. The sale increased the Minimum
        Continuing Capital and Surplus Requirements ("MCCSR") ratio of Sun
        Life Assurance Company of Canada ("Sun Life Assurance") by 14 points.
        The gain on sale did not have a material impact on net income in the fourth quarter of 2010.
    -   On December 31, 2010, Sun Life Assurance entered into an external reinsurance agreement for the insured business in SLF Canada's Group
        Benefits operations. The implementation of this agreement resulted in an increase in the MCCSR ratio of Sun Life Assurance by 12 points and had no impact on net income in the fourth quarter of 2010.
    >>
Earnings and Profitability

We prepare our financial statements in accordance with Canadian generally accepted accounting principles ("GAAP"). Additional information about the Company can be found in our consolidated annual and interim financial statements and accompanying notes ("Consolidated Financial Statements"), annual and interim management's discussion and analysis ("MD&A") and annual information form ("AIF"). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission ("SEC") in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

This document contains forward-looking information and non-GAAP financial measures. Operating earnings and other financial information based on operating earnings, such as operating earnings per share and operating return on equity, are non-GAAP financial measures. Additional information on forward-looking information and non-GAAP measures can be found below in the Forward-Looking Information and Use of Non-GAAP Financial Measures sections. All earnings per share ("EPS") measures in this document refer to fully diluted EPS, unless otherwise stated.

Financial Summary

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                                     Quarterly results            Full year
    -------------------------------------------------------------------------
    (unaudited)              Q4'10  Q3'10  Q2'10  Q1'10  Q4'09   2010   2009
    -------------------------------------------------------------------------
    Common shareholders' net
     income ($ millions)       508    453    213    409    296  1,583    534
    Operating earnings
     ($ millions)              508    453    213    409    296  1,583    561

    Basic earnings per common
     share (EPS) ($)          0.89   0.80   0.38   0.72   0.53   2.79   0.95
    Diluted EPS ($)           0.88   0.79   0.37   0.72   0.52   2.76   0.94
    Diluted operating EPS ($) 0.88   0.79   0.37   0.72   0.52   2.76   0.99

    Return on common equity
     (ROE) (%)                12.4   11.2    5.4   10.5    7.6    9.9    3.4
    Operating ROE             12.4   11.2    5.4   10.5    7.6    9.9    3.5

    Average diluted common
     shares outstanding
     (millions)              573.3  570.2  568.4  566.4  564.0  569.6  561.8
    Closing common shares
     outstanding (millions)  574.3  571.9  569.2  566.8  564.4  574.3  564.4
    -------------------------------------------------------------------------
    >>
Q4 2010 vs. Q4 2009

Net income attributable to common shareholders was $508 million for the quarter ended December 31, 2010, compared to net income of $296 million in the fourth quarter of 2009. Net income in the fourth quarter of 2010 was favourably impacted by $181 million from improvements in equity markets and $113 million from increased interest rates. This was partially offset by the impact of management actions and changes to actuarial estimates and assumptions of $58 million related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Results in the fourth quarter of 2009 benefitted from the positive impact of asset-liability re-balancing, improvements in equity markets, increased interest rates and an overall tax recovery. These impacts were partially offset by net impairments, downgrades on the investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Return on equity (ROE) for the fourth quarter of 2010 was 12.4%, compared with 7.6% for the fourth quarter of 2009. The increase in ROE was primarily the result of higher earnings, which increased to $0.88 per share in the fourth quarter of 2010 from $0.52 per share in the fourth quarter of 2009.

2010 vs. 2009 (full year)

Common shareholders' net income for the twelve months ended December 31, 2010 was $1,583 million, compared to $534 million for the same period in 2009. Results for the full year 2010 included $173 million related to improvements in equity markets, the favourable impact of asset liability re-balancing and the favourable impact of the Lincoln U.K. acquisition in the fourth quarter of 2009. Movements in interest rates contributed $34 million to net income in 2010 as interest rate swap movements more than offset the adverse impact of lower interest rates. These favourable impacts were partially offset by increased expense levels from business initiatives in 2010 and $49 million of unfavourable credit impacts.

Net income for the twelve months ended December 31, 2009 was impacted primarily by downgrades of $670 million on our investment portfolio, the negative impact of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and net impairments of $431 million. These adverse impacts were partially offset by the favourable impact of improved equity markets of $306 million and increased interest rates of $206 million.

Operating net income for the twelve months ended December 31, 2010, was $1,583 million, compared to $561 million for the same period in 2009. The difference between operating and reported net income for the full year 2009 reflected restructuring costs of $27 million taken in the first quarter of 2009 as part of our efforts to reduce expense levels and improve operational efficiency.

Impact of Currency

We have operations in key markets worldwide, including the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generate earnings in local currencies in these jurisdictions, which are translated to Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar. Our overall net income decreased by $16 million in the fourth quarter of 2010 and by $77 million for the twelve months ended December 31, 2010 as a result of movements in foreign exchange rates.

Estimated Adjusted Earnings from Operations

In our interim MD&A for the third quarter of 2009, we provided a range for our "estimated 2010 adjusted earnings from operations"((2)) of $1.4 billion to $1.7 billion. Our adjusted earnings from operations for the fourth quarter of 2010 was $359 million and $1,446 million for the twelve months ended December 31, 2010. Additional information can be found in this news release under the heading Estimated 2010 Adjusted Earnings from Operations.

Performance by Business Group

We manage our operations and report our results in five business segments: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial U.S. ("SLF U.S."), MFS Investment Management ("MFS"), Sun Life Financial Asia ("SLF Asia") and Corporate. Additional detail concerning the segments is outlined in Note 4 to our Consolidated Financial Statements. Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.

SLF Canada

    <<
                                     Quarterly results            Full year
    -------------------------------------------------------------------------
                             Q4'10  Q3'10  Q2'10  Q1'10  Q4'09   2010   2009
    -------------------------------------------------------------------------
    Common shareholders' net
     income ($ millions)
      Individual Insurance &
       Investments              84    149     38    138    138    409    480
      Group Benefits            62     82     69     50     72    263    233
      Group Wealth              36     31     39     50     33    156    153
    -------------------------------------------------------------------------
    Total                      182    262    146    238    243    828    866
    -------------------------------------------------------------------------
    >>
SLF Canada had net income of $182 million in the fourth quarter of 2010 compared to $262 million in the third quarter of 2010 and $243 million in the fourth quarter of 2009. Earnings in the fourth quarter of 2010 reflected the net unfavourable impact of interest rate movements, including swap spreads, changes to actuarial estimates and assumptions related primarily to mortality and the unfavourable impact of asset-liability re-balancing. This was partially offset by improved equity markets and related tax impacts.

Earnings in the fourth quarter of 2009 reflected improvements in equity markets, the favourable impact of asset-liability re-balancing, increased interest rates, and various tax-related items, including a one-time benefit of the tax rate reductions enacted in Ontario.

Full year 2010 earnings were $828 million compared to $866 million for the same period last year. Net income decreased primarily from less favourable equity market impacts, less favourable mortality and morbidity and policyholder experience and lower impacts of asset-liability re-balancing. This decrease was partially offset by more favourable interest rate impacts, credit experience and favourable changes to actuarial estimates and assumptions.

In the fourth quarter of 2010, sales of Group Benefits were up 217% from the fourth quarter of 2009 to $146 million, primarily in the large-case market. In Group Wealth, Group Retirement Services sales increased 133% primarily due to higher sales activity and continued strong sales results for pension rollover, with a four-quarter average retention rate of 50%. Sales of Individual life and health insurance increased 16% as a result of strong participating life sales. Sales of individual fixed interest products, including accumulation annuities, guaranteed investment certificates and payout annuities, increased 11% from the same period a year ago to $282 million.

SLF U.S.

    <<
                                     Quarterly results            Full year
    -------------------------------------------------------------------------
                             Q4'10  Q3'10  Q2'10  Q1'10  Q4'09   2010   2009
    -------------------------------------------------------------------------
    Common shareholders'
     net income (loss)
     (US$ millions)
      Annuities                 97    177    (55)    53    (80)   272   (403)
      Individual Insurance     126   (171)   (50)     5     50    (90)  (159)
      Employee Benefits Group   40     33     14     28     22    115    122
    -------------------------------------------------------------------------
    Total (US$ millions)       263     39    (91)    86     (8)   297   (440)
    Total (C$ millions)        267     41    (95)    88     (9)   301   (465)
    -------------------------------------------------------------------------
    >>
SLF U.S. had net income of C$267 million in the fourth quarter of 2010 compared to net income of C$41 million in the third quarter of 2010 and a loss of C$9 million in the fourth quarter of 2009. The strengthening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2009 decreased the reported net income in SLF U.S. by C$12 million.

Net income in the fourth quarter of 2010 was US$263 million compared to a loss of US$8 million in the fourth quarter of 2009. Results in the fourth quarter of 2010 reflected the favourable impact of improved equity markets, increased interest rates and lower credit impairments and downgrades.

Results in the fourth quarter of 2009 were driven primarily by losses in Annuities partially offset by favourable results in Individual Insurance and the Employee Benefits Group. The loss in the fourth quarter of 2009 was primarily attributable to net credit impairments, reserve increases for downgrades on the investment portfolio, and lower asset reinvestment gains from changes in credit spreads. This was partially offset by the favourable impact of asset-liability re-balancing, equity markets and increased interest rates.

Common shareholders' net income for the twelve months ended December 31, 2010 was US$297 million, compared to a loss of US$440 million for the same period last year. The earnings improvement in 2010 was primarily driven by more favourable credit experience and the reduced adverse impact of updates to actuarial estimates and assumptions compared to 2009. These improvements were partially offset by unfavourable policyholder experience in Individual Insurance and Employee Benefits Group and less favourable impacts from equity market and interest rate movements compared to 2009.

Employee Benefits Group sales in the fourth quarter of 2010 were a record US$382 million, an increase of 18% compared to the same period a year ago driven by an increase across all lines of business. Domestic variable annuity sales in the fourth quarter of 2010 were US$757 million, an increase of 6% from the same period a year ago reflecting improved wholesaler productivity. As anticipated, fixed annuity sales decreased in the fourth quarter of 2010 compared to the same period last year, consistent with the decision to de-emphasize this product line. In the fourth quarter, sales of core domestic Individual Insurance products, excluding no-lapse guarantee universal life, increased by 23% from the fourth quarter of 2009 due to growth in the SunExecutive Universal Life product. Total domestic Individual Insurance sales for SLF U.S. decreased 46% primarily due to a high volume of corporate-owned life insurance sales in the fourth quarter of 2009 and the exit from the no-lapse guarantee universal life business.

MFS Investment Management

    <<
                                     Quarterly results            Full year
    -------------------------------------------------------------------------
                             Q4'10  Q3'10  Q2'10  Q1'10  Q4'09   2010   2009
    -------------------------------------------------------------------------
    Common shareholders' net
     income (US$ millions)      56     53     46     47     47    202    136
    Common shareholders' net
     income (C$ millions)       57     55     47     49     49    208    152

    Pre-tax operating profit
     margin ratio(3)            31%    31%    29%    30%    29%    30%    26%
    Average net assets (US$
     billions)                 214    195    191    189    181    197    153
    Assets under management
     (US$ billions)(3)         222    204    183    195    187    222    187
    Net sales (US$ billions)   5.1    2.3    3.7    3.1    6.1   14.2   18.9
    Asset appreciation
     (depreciation) (US$
     billions)                13.0   18.4  (15.9)   4.8    6.9   20.3   34.1

    S&P 500 Index (daily
     average)                1,205  1,094  1,134  1,121  1,088  1,139    947
    -------------------------------------------------------------------------
    >>
MFS reported net income of C$57 million in the fourth quarter of 2010 compared to earnings of C$55 million in the third quarter of 2010 and earnings of C$49 million in the fourth quarter of 2009. The strengthening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2009 decreased earnings for MFS by C$3 million.

In U.S. dollars, earnings in the fourth quarter of 2010 were US$56 million compared to earnings of US$47 million in the fourth quarter of 2009. The increase in earnings from the fourth quarter of 2009 was primarily due to higher net average assets, which increased to US$214 billion in the fourth quarter of 2010 from US$181 billion in the fourth quarter of 2009 as a result of improved performance in financial markets and strong net sales driven by record gross sales of US$53 billion in 2010.

Earnings for the twelve months ended December 31, 2010 were US$202 million, compared to US$136 million for the same period last year. The increase in earnings over the full year 2009 was primarily due to higher net average assets which increased to US$197 billion during the twelve months ended December 31, 2010, from US$153 billion in 2009. MFS's strong results are further reflected in the pre-tax operating profit margin ratio which increased to 30% for the twelve months ended December 31, 2010, up from 26% in the same period one year ago.

Total assets under management at December 31, 2010 were a record US$222 billion compared to US$187 billion at December 31, 2009. The increase of US$35 billion was driven by net sales of US$14.2 billion and asset appreciation of US$20.3 billion.

MFS's retail fund performance remains strong with 85% and 83% of fund assets ranked in the top half of their Lipper categories based on three-year and five-year averages, respectively, as of December 31, 2010.

SLF Asia

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                                    Quarterly results            Full year
    -------------------------------------------------------------------------
                             Q4'10  Q3'10  Q2'10  Q1'10  Q4'09   2010   2009
    -------------------------------------------------------------------------
    Common shareholders' net
     income ($ millions)        28     37     23      4     27     92     76
    -------------------------------------------------------------------------
    >>
Fourth quarter earnings for SLF Asia were $28 million compared to earnings of $37 million in the third quarter of 2010 and earnings of $27 million in the fourth quarter of 2009. Earnings in the fourth quarter of 2010 reflected improved results in India as a lower level of sales resulted in reduced levels of new business strain, which was partially offset by lower earnings in Hong Kong from higher new business strain. The net impact of these items resulted in a level of earnings in the fourth quarter of 2010 that was relatively unchanged from the same period one year ago as earnings in the fourth quarter of 2009 included favourable mortality and credit experience.

Full year 2010 earnings of SLF Asia were $92 million compared to $76 million for the same period last year. The increase in earnings was mainly due to improved results in India as a decline in sales resulted in lower levels of new business strain, a net gain of $19 million from the restructuring of Sun Life Everbright in China, partially offset by lower earnings in Hong Kong from higher levels of new business strain in 2010 and favourable mortality and credit experience in 2009.

Individual life sales for the full year in Asia, excluding India, were up 43%, driven by individual life sales in China, which were up 118%, mainly from growth in bancassurance sales, and increased sales in Indonesia and Philippines, which were up 45% and 31%, respectively. Sales in India were down 34%, as a result of the industry-wide regulatory changes to unit-linked products.

Corporate

Corporate includes the results of our U.K. operations ("SLF U.K.") and Corporate Support. Corporate Support includes our life reinsurance and run-off reinsurance businesses as well as investment income, expenses, capital and other items that have not been allocated to Sun Life Financial's other business segments.

    <<
                                    Quarterly results            Full year
    -------------------------------------------------------------------------
                             Q4'10  Q3'10  Q2'10  Q1'10  Q4'09   2010   2009
    -------------------------------------------------------------------------
    Common shareholders' net
     income (loss) ($ millions)
      SLF U.K.                 (11)    50    102     50      9    191    (31)
      Corporate Support        (15)     8    (10)   (20)   (23)   (37)   (64)
    -------------------------------------------------------------------------
    Total                      (26)    58     92     30    (14)   154    (95)
    -------------------------------------------------------------------------
    >>
The Corporate segment reported a net loss of $26 million in the fourth quarter of 2010, compared to net income of $58 million in the third quarter of 2010 and a loss of $14 million in the fourth quarter of 2009.

SLF U.K. reported a loss of $11 million in the fourth quarter of 2010, compared to net income of $9 million in the fourth quarter of 2009. Results were lower primarily as a result of downgrades on the investment portfolio and increased expense levels related to increased regulatory costs and other business restructuring. Results in the fourth quarter of 2009 in SLF U.K. reflected the adverse impact of changes in interest rates and equity values, including hedge impacts. In Corporate Support, the loss in the fourth quarter of 2010 was $15 million, compared to a loss of $23 million one year earlier. The improvement year-over-year was primarily attributable to improved results in the life reinsurance business, partially offset by increased expense levels in Corporate Support and lower income tax benefits relative to the prior year. On December 31, 2010, we completed the sale of our life reinsurance business. The net gain on sale was approximately $1 million.

Net income for the twelve months ended December 31, 2010 in the Corporate segment was $154 million compared to a loss of $95 million for the same period last year. Earnings in SLF U.K. were higher in 2010 primarily as a result of the favourable impact of the Lincoln U.K. acquisition and a tax benefit associated with a favourable judgement received by the Company. In Corporate Support, losses for 2010 were $37 million, compared to a loss of $64 million in 2009. Losses were lower in 2010 than in 2009 primarily due to improved results in the run-off reinsurance business and the favourable impact of tax benefits in Corporate Support, partially offset by investment gains which favourably impacted results in 2009. Results for 2009 also included restructuring charges to improve operational efficiency.

Additional Financial Disclosure

Revenue

Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of held-for-trading assets and derivative instruments; and (iii) fee income received for services provided. Under Canadian GAAP, segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues. As a result, revenue does not fully represent sales taking place during the respective periods.

Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and, consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of assets supporting actuarial liabilities are largely offset by a corresponding movement of the liabilities. We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing liabilities are written down in value to reflect impairment or default, we conduct actuarial assessments of the amount of assets required to support the actuarial liabilities. Additional information concerning our accounting policies is provided in our annual MD&A and Consolidated Financial Statements.

Revenues ($ millions)

    <<
                                    Quarterly results            Full year
    -------------------------------------------------------------------------
                             Q4'10  Q3'10  Q2'10  Q1'10  Q4'09   2010   2009
    -------------------------------------------------------------------------
      SLF Canada             2,388  3,625  2,739  2,697  2,291 11,449 11,407
      SLF U.S.                 858  2,403  2,709  2,134  1,818  8,104 11,714
      MFS                      387    368    348    346    342  1,449  1,251
      SLF Asia                 258    655    398    398    353  1,709  1,813
      Corporate (net of
       consolidation
       adjustments)            143    694    612    480    189  1,929  1,387
    -------------------------------------------------------------------------
    Total as reported        4,034  7,745  6,806  6,055  4,993 24,640 27,572
    -------------------------------------------------------------------------
      Impact of currency and
       changes in the fair
       value of held-for-
       trading assets and
       derivative
       instruments          (1,830) 2,290  1,337    536   (505) 2,333  4,963
    -------------------------------------------------------------------------
    Total adjusted revenue   5,864  5,455  5,469  5,519  5,498 22,307 22,609
    -------------------------------------------------------------------------
    >>
Revenues for the fourth quarter of 2010 were $4.0 billion, down $959 million from the comparable period a year ago. The overall decrease in revenue included a reduction of $59 million from the strengthening of the Canadian dollar relative to average exchange rates in the fourth quarter of 2009. Other impacts on revenue, which exclude the impact of currency, included:

    <<
    (i)   a decrease in net investment income of $1.0 billion. This was primarily due to a reduction in the change in fair value of held-
          for-trading assets and non-hedging derivatives of $1.2 billion, which was partially offset by a pre-tax gain of $130 million associated with the sale of our life reinsurance business recorded in investment income and reduced asset provisions; partially offset by
    (ii)  an increase of $44 million in premium revenue. Reduced annuity premiums in SLF U.S. were more than offset by higher annuity premiums in SLF Canada and growth in health premiums; and
    (iii) an increase in fee income of $120 million on growth in fee-based businesses, including MFS, SLF Canada and SLF U.S.
    >>
Revenues of $24.6 billion for the twelve months ended December 31, 2010 were down $2.9 billion from the comparable period a year earlier. The strengthening of the Canadian dollar relative to average exchange rates for the twelve months of 2009 reduced reported revenues by $1.4 billion. Other impacts on revenue, which exclude the impact of currency, included:

    <<
    (i)   a decrease of $1.3 billion in premium revenue, primarily due to lower fixed annuity premiums in SLF U.S. only partly offset by higher life and health premiums; and
    (ii)  a decrease in net investment income of $970 million mostly from lower fair market value gains in held-for-trading assets; partially offset by;
    (iii) an increase in fee income of $725 million, due to higher average net asset levels at MFS and growth in fee based businesses in SLF
          Canada and SLF US.
    >>
Income Taxes

Our effective tax rate is generally below the statutory income tax rate of 30.5% due to a sustainable stream of tax benefits, such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items. During the fourth quarter of 2010, we had a tax expense of $233 million on income before taxes and non-controlling interests of $776 million, resulting in an effective tax rate of 30.0%. The tax rate for the fourth quarter of 2010 was higher than what we would normally expect, as the goodwill of $309 million related to our life reinsurance business, which was sold in the fourth quarter, was not deductible for tax purposes.

In the fourth quarter of 2009 we had a tax recovery of $87 million on income before taxes and non-controlling interests of $236 million, and a negative effective tax rate of 36.8%. The income tax recovery resulted from various items including higher tax-exempt investment income, enacted tax rate changes and favourable resolution of uncertain tax positions.

Assets Under Management (AUM)

AUM(4) were $464.2 billion as at December 31, 2010, compared to $432.6 billion as at December 31, 2009, and $454.7 billion as at September 30, 2010. The increase of $31.6 billion between December 31, 2009 and December 31, 2010 resulted primarily from:

    <<
    (i)   favourable market movement of mutual, managed and segregated funds totalling $29.7 billion;
    (ii)  net sales of mutual, managed and segregated funds of $14.9 billion;
    (iii) an increase of $2.6 billion from the change in fair value of held-
          for-trading assets and non-hedging derivatives; and
    (iv)  business growth of $2.2 billion, mostly in the individual life and wealth businesses; partly offset by
    (v)   a decrease of $17.2 billion from a strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
    (vi)  a reduction of $631 million, which included $309 million in goodwill, arising from the sale of our life reinsurance business in the fourth quarter of 2010.
    >>
AUM increased $9.5 billion between September 30, 2010 and December 31, 2010. The increase in AUM related primarily to:

    <<
    (i)   positive market movements of mutual, managed and segregated funds totalling $17.4 billion; and
    (ii)  net sales of mutual, managed and segregated funds of $5.2 billion;
          partially offset by
    (iii) a decrease of $10.4 billion from the strengthening of the Canadian dollar against foreign currencies;
    (iv)  a decrease of $1.7 billion from the change in fair value of held-
          for-trading assets and non-hedging derivatives; and
    (v)   a reduction of $881 million, which included $309 million in goodwill, arising from the sale of our life reinsurance business.
    >>
Changes in the Balance Sheet and Shareholders' Equity

Total general fund assets were $120.9 billion as at December 31, 2010, compared to $120.1 billion a year earlier and $125.5 billion at September 30, 2010. The increase in general fund assets from December 31, 2009, was primarily the result of an increase of $2.7 billion from the change in fair value of held-for-trading assets and non-hedging derivatives and business growth partly offset by a reduction of $3.4 billion from currency fluctuations and a reduction of $631 million arising from the sale of our life reinsurance business.

Total general fund assets decreased by $4.6 billion from the September 30, 2010 level of $125.5 billion. This decrease was primarily attributable to a reduction of $1.9 billion from the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates, a $1.7 billion decrease in assets from changes in the fair value of held-for-trading assets and non-hedging derivatives, and a decrease of $881 million from the sale of our life reinsurance business.

Actuarial and other policy liabilities of $84.4 billion as at December 31, 2010 decreased by $395 million compared to December 31, 2009. The strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates and a reduction of $842 million from the sale of our life reinsurance business was mostly offset by an increase in the fair value of actuarial liabilities.

Shareholders' equity, including Sun Life Financial's preferred share capital, was $18.2 billion as at December 31, 2010 compared to $17.2 billion as at December 31, 2009. The $1.0 billion increase in shareholders' equity was primarily due to:

    <<
    (i)   shareholders' net income of $1.7 billion, before preferred share dividends of $93 million;

    (ii)  a net increase in unrealized gains (losses) on available-for-sale assets in other comprehensive income (OCI) of $357 million;

    (iii) net proceeds of $274 million from the issue of the Class A preferred shares, Series 8R by SLF Inc.; and

    (iv)  proceeds of $263 million from the issuance of common shares through the Canadian Dividend Reinvestment Plan, and $34 million from stock-based compensation; partially offset by
    (v)   a decrease of $685 million from the strengthening of the Canadian dollar; and
    (vi)  dividend payments of $811 million on SLF Inc.'s common shares.
    >>
Investments

The Company had total general fund invested assets of $110 billion as at December 31, 2010. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as bonds and mortgages. Our portfolio composition is conservative, with 86% of the general fund in cash and fixed income investments. Stocks and real estate comprised 5% and 4% of the portfolio, respectively. The remaining 5% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

Bonds

As at December 31, 2010, we held $65.5 billion of bonds, which constituted 60% of our overall investment portfolio. Bonds with an investment grade of "A" or higher represented 68% of the total bond portfolio as at December 31, 2010, compared to 67% as at December 31, 2009. Bonds rated "BBB" or higher represented 96% of the total bond portfolio as at December 31, 2010, unchanged from December 31, 2009.

Included in the $65.5 billion of bonds were $13.4 billion of non-public bonds, which constituted 20% of our overall bond portfolio, compared with $13.2 billion, or 22%, as at December 31, 2009. Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 70% of the total bond portfolio as at December 31, 2010, compared to 73% as at December 31, 2009. Total government issued or guaranteed bonds as at December 31, 2010 were $19.8 billion, compared to $16.8 billion as at December 31, 2009. We have an immaterial amount of direct exposure to eurozone sovereign credits.

Our gross unrealized losses as at December 31, 2010, for available-for-sale and held-for-trading bonds were $0.1 billion and $1.2 billion, respectively, compared with $0.4 billion and $2.4 billion, respectively, as at December 31, 2009. The decrease in gross unrealized losses was largely due to decreases in interest rates and a narrowing of credit spreads, which had a positive impact on the fair value of bonds.

Our bond portfolio as at December 31, 2010, included $13.3 billion in the financial sector, representing approximately 20% of the bond portfolio, or 12% of our total invested assets. This compares to $14.5 billion, or 24% of the bond portfolio as at December 31, 2009. The $1.2 billion decrease in the value of financial sector bond holdings was primarily due to planned reductions of our larger exposures.

Asset-backed securities

Our bond portfolio as at December 31, 2010, included $4.2 billion of asset-backed securities reported at fair value, representing approximately 6% of the bond portfolio, or 4% of our total invested assets. This was unchanged from the level reported as at December 31, 2009. While the credit quality of our asset-backed securities deteriorated in 2010, previously established reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio.

Asset-backed securities ($ millions)

    <<
                            December 31, 2010           December 31, 2009
    -------------------------------------------------------------------------
                         Amor-                       Amor-
                         tized     Fair  BBB and     tized     Fair  BBB and
                          cost    value   higher      cost    value   higher
    -------------------------------------------------------------------------
    Commercial mortgage-
     backed securities   1,962    1,870     87.1%    2,219    1,772     92.9%
    Residential mortgage-
     backed securities
      Agency               654      685    100.0%      735      768    100.0%
      Non-agency         1,000      731     65.4%    1,318      886     80.2%
    Collateralized debt
     obligations           183      135     26.1%      243      169     34.9%
    Other(1)               873      759     83.0%      729      571     80.6%
    Total                4,672    4,180     82.7%    5,244    4,166     87.5%
    -------------------------------------------------------------------------
    (1) Other includes sub-prime, a portion of the Company's exposure to
        Alternative-A and other asset-backed securities.
    >>
We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. In addition, our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Further write downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes have been delayed at certain U.S. financial institutions. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at December 31, 2010, we had indirect exposure to residential sub-prime and Alternative-A ("Alt-A") loans of $132 million and $100 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 89% either were issued before 2006 or have an "AAA" rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and corporate loans

As at December 31, 2010, we had a total of $19.5 billion in mortgages and corporate loans. Our mortgage portfolio of $13.0 billion consists almost entirely of first mortgages.

Mortgages and corporate loans by geography ($ millions)

    <<
    -------------------------------------------------------------------------
                            December 31, 2010           December 31, 2009
    -------------------------------------------------------------------------
                             Corporate                    Corporate
                   Mortgages     loans    Total Mortgages     loans    Total
    -------------------------------------------------------------------------
    Canada             7,424     5,306   12,730     7,534     5,175   12,709
    United States      5,549       762    6,187     6,185       246    6,431
    United Kingdom        48        28       76        57         -       57
    Other                  -       394      518         -       252      252
    -------------------------------------------------------------------------
    Total             13,021     6,490   19,511    13,776     5,673   19,449
    -------------------------------------------------------------------------
    >>
In the United States, a gradual recovery of the commercial real estate market has begun, but is fractured with a disparity between stabilized "core" properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates continue to decline for quality properties that are both well located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in an increase in defaults and problem loans. These troubled loans have become more widespread across property types and geographic locations.

The distribution of mortgages and corporate loans by credit quality as at December 31, 2010, and December 31, 2009, is shown in the following tables. As at December 31, 2010, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $12.8 billion, spread across approximately 3,800 loans, an amount consistent with the December 31, 2009 level. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with prior year-end levels. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

Mortgages and corporate loans past due or impaired ($ millions)

    <<
                                          December 31, 2010
    -------------------------------------------------------------------------
                          Gross carrying value        Allowance for losses
                       -------------------------- ---------------------------
                                Corporate                  Corporate
                       Mortgages    loans   Total Mortgages    loans   Total
    -------------------------------------------------------------------------
    Not past due         12,553    6,460   19,013        -        -        -
    Past due:
      Past due less
       than 90 days          73        -       73        -        -        -
      Past due 90 to
       179 days               -        -        -        -        -        -
      Past due 180
       days or more           -        -        -        -        -        -
    Impaired                583       58      641      188(1)    28      216
    -------------------------------------------------------------------------
    Balance, December
     31, 2010            13,209    6,518   19,727      188       28      216
    -------------------------------------------------------------------------
    (1) Includes $76 million of sectoral provisions

                                          December 31, 2009
    -------------------------------------------------------------------------
                          Gross carrying value        Allowance for losses
                       -------------------------- ---------------------------
                                Corporate                  Corporate
                       Mortgages    loans   Total Mortgages    loans   Total
    -------------------------------------------------------------------------
    Not past due         13,600    5,649   19,249        -        -        -
    Past due:
      Past due less
       than 90 days          30        -       30        -        -        -
      Past due 90 to
       179 days               -        -        -        -        -        -
      Past due 180 days
       or more                -        1        1        -        -        -
    Impaired                252       33      285      106(2)    10      116
    -------------------------------------------------------------------------
    Balance, December
     31, 2009            13,882    5,683   19,565      106       10      116
    -------------------------------------------------------------------------
    (2) Includes $55 million of sectoral provisions
    >>
Net impaired assets for mortgages and corporate loans, net of allowances for losses, amounted to $425 million as at December 31, 2010, $256 million higher than the December 31, 2009 level for these assets. The gross carrying value of impaired mortgages rose by $331 million to $583 million at December 31, 2010. The majority of this increase related to mortgages for which a specific provision was recorded. The remainder of this increase related to mortgages considered to be impaired because the terms of the loan were modified, but for which a full recovery of principal is expected. The allowance for losses related to mortgages rose to $188 million at December 31, 2010 from $106 million as at December 31, 2009. The addition of new provisions on specific mortgages was partly offset by adjustments to provisions previously recorded, realized losses charged against this allowance and currency movements. The sectoral provision related to mortgages included in the allowance increased by $21 million to $76 million, which reflects our anticipation of continued pressure in the commercial mortgage market. Approximately 89% of the impaired mortgage loans are in the United States.

In addition to allowances reflected in the carrying value of mortgages and corporate loans, we have provided $2.9 billion for possible future asset defaults over the lifetime of our actuarial liabilities as at December 31, 2010, which is unchanged from December 31, 2009. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in actuarial liabilities in respect of that asset will be released into income. The $2.9 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting actuarial liabilities.

Derivative financial instruments

The values of our derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

    <<
    -------------------------------------------------------------------------
                                                    December 31, December 31,
                                                           2010         2009
    -------------------------------------------------------------------------
    Net fair value                                          929          125
    Total notional amount                                43,717       47,260
    Credit equivalent amount                              1,231        1,010
    Risk-weighted credit equivalent amount                    9            7
    -------------------------------------------------------------------------
    >>
The total notional amount decreased to $43.7 billion as at December 31, 2010, from $47.3 billion at the end of 2009, primarily due to a decrease in interest rate and equity contracts partially offset by an increase in foreign exchange contracts. The net fair value increased to $929 million in 2010 from the 2009 year-end amount of $125 million. The change was primarily due to the unwinding and maturity of some contracts which were in a loss position a year ago, as well as an increase in the market value of foreign exchange contracts resulting from the strengthening of the Canadian dollar relative to other foreign currencies.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for available-for-sale and held-for-trading invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Capital Management and Liquidity

Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. We manage capital for all of our subsidiaries in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital deployment options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.

Sun Life Assurance, the Company's principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions Canada ("OSFI"). The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Sun Life Assurance's MCCSR ratio as at December 31, 2010 was 228%, well in excess of minimum regulatory levels. Sun Life Assurance's MCCSR ratio in the fourth quarter of 2010 was favourably impacted by 14 points as a result of the sale of its life reinsurance business and by 12 points from an external reinsurance agreement in SLF Canada's Group Benefits operation. This was partially offset by a 6 point reduction from the redemption by Sun Life Assurance of all of the outstanding $300 million principal amount of 6.65% Debentures, Series 3.

In December 2010, OSFI issued revised guidelines for segregated fund capital requirements for business written on or after January 1, 2011. The existing capital requirements will continue to apply to business written prior to January 1, 2011 until a new approach is developed. OSFI expects the review of the new approach to take several years, likely into 2013. It is premature to draw conclusions about the impact this process will have on capital requirements for Canadian life insurance companies.

Sun Life Financial adopted International Financial Reporting Standards ("IFRS") as of January 1, 2011. The adoption of IFRS is will impact the level of available regulatory capital. The net impact to retained earnings from conversion to IFRS is recognized in available capital. OSFI's Advisory on Conversion to International Financial Reporting Standards by Federally Regulated Entities allows companies to elect to phase-in the impact on adjusted net Tier 1 capital on a straight-line basis over 8 quarters ending December 31, 2012. The impact of IFRS conversion on Sun Life Assurance's MCCSR ratio, in the initial reporting period, is not expected to be material as we have elected the phase-in provision.

We manage our capital on both a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. Sun Life Financial was well above its minimum regulatory levels as at December 31, 2010.

Our risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. We maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. We also actively manage and monitor the matching of our asset positions against our commitments, together with the diversification and credit quality of our investments against established targets.

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

Enterprise Risk Management

Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company's Consolidated Financial Statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company's net income and Sun Life Assurance's MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2010.

Market risk sensitivities

    <<
                                           December 31, 2010
    -------------------------------------------------------------------------
    Changes in             Net income(3)
     interest rates(1)     ($ millions)                MCCSR(4)
    -------------------------------------------------------------------------
      1% increase             50 - 150    Up to 8 percentage points increase
      1% decrease          (150) - (250)  Up to 10 percentage points decrease
    -------------------------------------------------------------------------

    Changes in equity
     markets(2)
    -------------------------------------------------------------------------
      10% increase            25 - 75     Up to 5 percentage points increase
      10% decrease         (125) - (175)  Up to 5 percentage points decrease
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
      25% increase            50 - 150    Up to 5 percentage points increase
      25% decrease         (475) - (575)  Up to 10 percentage points decrease
    -------------------------------------------------------------------------
    (1) Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve as at December 31, 2010. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized
        sensitivities being significantly different from those illustrated above.
    (2) Represents the respective change across all equity markets as at
        December 31, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
    (3) The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at December 31 and include new business added and product changes implemented during the year.
    (4) The MCCSR sensitivities illustrate the impact on the MCCSR ratio for
        Sun Life Assurance as at December 31,2010. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life Assurance.
    >>
Variable annuity and segregated fund guarantees

Approximately 80% to 90% of the Company's sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in the Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitizations.

The following table provides information with respect to the guarantees provided in the Company's variable annuity and segregated fund businesses.

    <<
                                  December 31, 2010
    -------------------------------------------------------------------------
                                   Amount        Value of      Actuarial
                   Fund value     at risk(1)   guarantees(2) liabilities(3)
    -------------------------------------------------------------------------
    SLF Canada       12,494           300         11,347           116
    SLF U.S.         23,923         2,064         25,697           221
    Run-off
     reinsurance(4)   3,070           642          2,614           403
    -------------------------------------------------------------------------
    Total            39,487         3,006         39,658           740
    -------------------------------------------------------------------------

                                  December 31, 2009
    -------------------------------------------------------------------------
                                   Amount        Value of      Actuarial
                   Fund value     at risk(1)   guarantees(2) liabilities(3)
    -------------------------------------------------------------------------
    SLF Canada       10,796           539         10,380           215
    SLF U.S.         21,069         3,006         23,944           675
    Run-off
     reinsurance(4)   3,049           811          2,930           452
    -------------------------------------------------------------------------
    Total            34,915         4,356         37,254         1,342
    -------------------------------------------------------------------------
    (1) The "amount at risk" represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
    (2) For guaranteed lifetime withdrawal benefits, the "value of guarantees" is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
    (3) The "actuarial liabilities" represent management's provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.
    (4) The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North
        American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in the Corporate business segment.
    >>
The movement of the items in the table above from December 31, 2009 to December 31, 2010 was primarily as a result of:

    <<
    (i)    fund value increased due to favourable equity market movements and new business written in 2010. This was partially offset by the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates.
    (ii)   the amount at risk decreased due to favourable equity market movements and the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates.
    (iii)  the value of guarantees has increased as a result of net sales during the year and the associated increase in fund values, partially offset by the impact of the strengthening of the
           Canadian dollar relative to the prior period.
    (iv)   actuarial liabilities decreased due to favourable equity market movements and the strengthening of the Canadian dollar against foreign currencies relative to prior period end exchange rates.
    >>
The ultimate cost of providing for the guarantees in respect of the Company's variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Variable annuity and segregated fund equity hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing our exposure to this particular class of equity market risk. As at December 31, 2010, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces our net income sensitivity to equity market declines from variable annuity and segregated fund contracts by approximately 55% to 65%. While a large percentage of contracts are included in the equity hedging program, not all of our equity exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the equity hedging program, we generally hedge the fair value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing segregated fund and variable annuity guarantees. The following table illustrates the impact of our hedging program related to our sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Impact of variable annuity and segregated fund equity hedging ($ millions)

    <<
                                                 December 31, 2010
    -------------------------------------------------------------------------
    Net income(1)                        10% decrease(2)     25% decrease(2)
    -------------------------------------------------------------------------
    Before hedging                        (350) - (400)     (1,075) - (1,175)
    Equity hedging impact                   225 - 275           600 - 700
    -------------------------------------------------------------------------
    Net of equity hedging                 (100) - (150)       (425) - (525)
    -------------------------------------------------------------------------
    (1) Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital.
        The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
    (2) Represents the respective change across all equity markets as at
        December 31, 2010. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
    >>
Market Risk Sensitivities - additional cautionary language and key assumptions

Our market risk sensitivities are forward-looking information. These are measures of our estimated net income and capital sensitivities to the changes in interest rate and equity market levels described above, based on interest rates, equity market prices and business mix in place as at December 31, 2010. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the December 31, 2010 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required. In addition, the MCCSR sensitivities are non-GAAP financial measures.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the December 31, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations. The sensitivities are based on financial reporting methods and assumptions in effect as at December 31, 2010. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks as described in the Risk Factors section in our 2010 AIF. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects, (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company's future net income and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and Risk Factors and Regulatory Matters in our AIF.

Estimated 2010 Adjusted Earnings from Operations

In our interim MD&A for the third quarter of 2009, we provided "estimated 2010 adjusted earnings from operations"(5), to illustrate the impact that the changes in market conditions that occurred in the fourth quarter of 2008, and continued into 2009, were expected to have on our financial results in 2010. In the third quarter of 2009, we estimated that our adjusted earnings from operations for the year ending December 31, 2010 would be in the range of $1.4 billion to $1.7 billion. We cautioned that our earnings in 2010 would reflect the lower asset levels and account values that were expected in 2010, as well as higher risk management costs, potential volatility and uncertainty in capital markets, the expected higher levels of capital required by regulators, lower leverage, currency fluctuations and the potential for higher tax costs as governments around the world look to address higher deficits.

Estimated 2010 adjusted earnings from operations was forward-looking, non-GAAP financial information that was based on the assumptions about future economic and other conditions, qualifications and courses of action described in this section.

Updates to our best estimate assumptions as well as changes in key internal and external indicators in 2010 did not impact the range of our estimated 2010 adjusted earnings from operations previously disclosed in the third quarter of 2009.

Based on the assumptions and methodology used to determine our 2010 estimated adjusted earnings from operations, which remained unchanged from the third quarter of 2009, our adjusted earnings from operations for the fourth quarter of 2010 were $359 million and $1,446 million for the twelve months ended December 31, 2010. The following table reconciles our adjusted earnings from operations for the fourth quarter of 2010 to common shareholders' net income for the period.

Q4 2010 adjusted earnings from operations

    <<
    ($ millions)                                                       Q4'10
    -------------------------------------------------------------------------
    Adjusted earnings from operations(1) (after-tax)                     359
      Adjusting items:
        Net equity market impact                                         181
        Net interest rate impact                                         113
        Management actions and updates to actuarial
         estimates and assumptions                                       (58)
        Non-recurring expenses                                           (29)
        Currency impact                                                  (13)
        Other experience gains (losses) (includes $5 million
         unfavourable credit impact)                                     (45)
    -------------------------------------------------------------------------
    Common shareholders' net income                                      508
    -------------------------------------------------------------------------
    (1) Adjusted earnings from operations excluded: (i) impairments on our invested assets, net of the release of related provisions in the actuarial liabilities during the period; (ii) the impact of changes in actuarial liabilities resulting from changes in the credit ratings on our invested assets during the period; (iii) the impact of equity market changes during the period that differed from our best estimate assumption of approximately 8% growth in equity markets per annum, primarily in the S&P 500, S&P/TSX Composite Index and TSX 60 indices;
        (iv) the impact of tax-related items that resulted in our effective tax rate falling outside of a range of 18% to 22% during the period;
        and (v) certain other items during the period including: changes in credit spreads on corporate bonds that impacted the actuarial valuation of in-force policies by changing the future returns assumed on investment of net future cash flows, the impact of asset-liability re-balancing actions taken in response to market conditions, such as equity market, interest rate or credit spread conditions, in order to adjust our asset-liability duration management position in accordance with our policies and practices, including our risk tolerance policies and practices; changes in interest rates that impacted the investment returns assumed for new business, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging program; gains or losses on the sale of our surplus assets; mortality and morbidity experience that differed from our best estimate assumptions; policyholder behaviour, including lapses and surrenders, that differed from our best estimate assumptions; and changes in actuarial methods and assumptions and other management actions, the net effect of which we could not reliably estimate.
    >>
Estimated 2010 adjusted earnings from operations was a financial outlook and non-GAAP financial measure that estimated full year 2010 after-tax financial results for the Company based on:

    <<
    (i)    the estimated emergence during the period of expected profit from our insurance business in-force, based on the achievement of current best estimate actuarial assumptions, plus estimated expected profit from our asset management businesses;
    (ii)   the estimated impact of writing new business during the period;
    (iii)  estimated investment income earned on our surplus assets, less debt servicing costs, during the period; and
    (iv)   an effective tax rate during the period between 18% and 22%.
    >>
Estimated 2010 adjusted earnings from operations was based on economic and other assumptions that include:

    <<
    (i)    growth in equity markets (primarily the S&P 500, S&P/TSX Composite
           Index and TSX 60) of approximately 8% per annum;
    (ii)   a business mix, foreign currency exchange rates (e.g., U.S.
           dollar, U.K. pound), credit spreads (e.g., corporate bond spreads, swap spreads) and interest rates (e.g., Government of Canada and
           U.S. Treasury rates) consistent with levels as at September 30,
           2009; and
    (iii)  investment returns, tax rates, capital requirements, mortality/morbidity experience and policyholder behaviour
           consistent with our current best estimate actuarial assumptions.
    >>
Estimated 2010 adjusted earnings from operations did not include management actions and changes in assumptions for the valuation of actuarial liabilities, gains and losses and other items outside the range of current best estimate assumptions, such as the market impact on segregated fund guarantees, credit impairments, changes in credit ratings on our fixed income portfolio, and investment-related gains and losses, the net effect of which we cannot reliably estimate.

International Financial Reporting Standards

In accordance with the requirements of the Canadian Accounting Standards Board, we adopted IFRS as of January 1, 2011. Our conversion to IFRS is on track and our financial results for the first quarter of 2011 will be reported in accordance with IFRS. We have compiled and analyzed our opening balance sheet in accordance with IFRS, as at January 1, 2010, and have recorded an estimated reduction to opening equity of $2.2 billion. As previously reported, the majority of this opening equity adjustment relates to a goodwill impairment charge on substantially all of the goodwill recorded on the acquisition of Keyport Life Insurance Company in the United States in 2001 ($1.1 billion) and a portion of the goodwill recorded on the acquisition of Clarica in Canada in 2002 ($0.6 billion). The impairment of goodwill is a non-cash item and will not impact the level of regulatory capital for the Company, as existing goodwill is already deducted from available capital for regulatory purposes in the calculation of MCCSR for Sun Life Assurance. The remainder of the reduction in opening equity is primarily attributable to our decision to recognize all cumulative unrecognized actuarial gains and losses on defined benefit plans under Canadian GAAP of $329 million through retained earnings on transition to IFRS. The opening adjustments and policy choices have been identified, analyzed and represent our estimate of the impacts based on current policy choices. These estimates and current policy choices may be subject to change until the issuance of our 2011 Annual Consolidated Financial Statements. Additional detail and updates concerning our transition to IFRS is provided in our annual MD&A.

Use of Non-GAAP Financial Measures

Management evaluates the Company's performance on the basis of financial measures prepared in accordance with Canadian GAAP and certain non-GAAP financial measures. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company's performance and facilitate the comparison of the quarterly and full year results of the Company's ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with Canadian GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to Canadian GAAP measures are included in the Company's annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors - Financial Results and Reports - Year-end Reports.

Management measures the Company's performance based on operating earnings and financial measures based on operating earnings, including operating EPS and operating ROE, which exclude certain items that are not operational or ongoing in nature. Other non-GAAP measures that management uses include:

    <<
    (i)    financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations;
    (ii)   adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative
           instruments from total revenue;
    (iii)  pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS;
    (iv)   assets under management, mutual fund assets, managed fund assets and other AUM; and
    (v)    the value of new business, which is used to measure the lifetime profitability of new sales and is based on actuarial amounts for which there are no comparable amounts under Canadian GAAP.
    >>
The following table sets out the items that have been excluded from the Company's operating earnings and provides a reconciliation to the Company's earnings based on Canadian GAAP.

Reconciliation of reported earnings to operating earnings ($ millions)

    <<
                                             Quarterly results
    -------------------------------------------------------------------------
                      Q4'10  Q3'10  Q2'10  Q1'10  Q4'09  Q3'09  Q2'09  Q1'09
    -------------------------------------------------------------------------
    Reported earnings
     (Canadian GAAP)    508    453    213    409    296   (140)   591   (213)
    After-tax gain
     (loss) on special
     items
      Restructuring
       costs to reduce
       expense levels     -      -      -      -      -      -      -    (27)
    -------------------------------------------------------------------------
    Total special items   -      -      -      -      -      -      -    (27)
    -------------------------------------------------------------------------
    Operating earnings  508    453    213    409    296   (140)   591   (186)
    -------------------------------------------------------------------------
    >>
Our market sensitivities are forward-looking non-GAAP financial measures, for which there are no directly comparable measures under GAAP. It is not possible to provide a reconciliation for our market sensitivities as they are forward-looking information. It is not possible to provide a reconciliation of those amounts to the most directly comparable GAAP measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-GAAP measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Estimated 2010 adjusted earnings from operations is also a non-GAAP financial measure, for which there is no directly comparable measure under GAAP. A reconciliation of this measure to the most directly comparable Canadian GAAP measure for the fourth quarter of 2010 is provided in this document under the heading Estimated 2010 Adjusted Earnings from Operations. Similar reconciliations for each of the first three quarters of 2010 are provided in our quarterly earnings news releases, which can be found on our website at www.sunlife.com.

    <<
    ------------------------------
    (1) Together with its subsidiaries and joint ventures, collectively referred to as "the Company", "Sun Life Financial", "we", "our" and
        "us".
    (2) Originally referred to as "estimated 2010 normalized earnings from operations". Additional information is available in the Company's interim MD&A for the third quarter of 2009, under the heading
        "Estimated 2010 normalized earnings from operations".
    (3) Pre-tax operating profit margin ratio and assets under management are non-GAAP measures. See "Use of Non-GAAP Financial Measures."
    (4) AUM is a non-GAAP financial measure. See Use of Non-GAAP Financial
        Measures.
    (5) Originally referred to as "estimated 2010 normalized earnings from operations". Additional information is available in our interim MD&A for the third quarter of 2009, under the heading "Estimated 2010 normalized earnings from operations".
    >>
Forward-Looking Information

Certain information in this document, including information relating to Sun Life Financial's strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the headings Market Sensitivities and International Financial Reporting Standards, that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's 2010 AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company's capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company's fourth quarter 2010 financial results will be reviewed at a conference call Thursday, February 17, 2011, at 10 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Q4 results from the "Investors" section on the home page 10 minutes prior to the start of the presentation. Individuals participating in the call in a listen only mode are encouraged to connect via our webcast. The webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, following the call. The conference call can also be accessed by phone by dialing 416-644-3414 (Toronto), or 1 877 974-0446 (Canada/U.S.).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2010, the Sun Life Financial group of companies had total assets under management of $464 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Consolidated Statements of Operations

    <<
    -------------------------------------------------------------------------
                                         For the three               For the
                                          months ended            year ended
    -------------------------------------------------------------------------
    (unaudited, in millions of
     Canadian dollars except for   December   December   December   December
     per share amounts)             31 2010    31 2009    31 2010    31 2009
    -------------------------------------------------------------------------
    Revenue
      Premium income:
        Annuities                 $     744  $     777  $   2,836  $   4,795
        Life insurance                1,603      1,639      6,255      6,380
        Health insurance              1,109      1,064      4,407      4,335
    -------------------------------------------------------------------------
                                      3,456      3,480     13,498     15,510
    -------------------------------------------------------------------------
      Net investment income (loss):
        Changes in fair value of
         held-for-trading assets     (1,151)      (147)     2,761      4,878
        Income (loss) from
         derivative instruments        (544)      (380)      (126)      (943)
        Net gains (losses) on
         available-for-sale assets       32          7        119         (5)
        Other net investment income   1,379      1,262      5,245      5,462
    -------------------------------------------------------------------------
                                       (284)       742      7,999      9,392
    -------------------------------------------------------------------------
      Fee income                        862        771      3,143      2,670
    -------------------------------------------------------------------------
                                      4,034      4,993     24,640     27,572
    -------------------------------------------------------------------------
    Policy benefits and expenses
      Payments to policyholders,
       beneficiaries and depositors:
        Maturities and surrenders     1,003      1,002      4,726      4,566
        Annuity payments                335        337      1,334      1,367
        Death and disability
         benefits                       659        662      2,656      2,997
        Health benefits                 829        820      3,235      3,210
        Policyholder dividends and
         interest on claims and
         deposits                       313        325      1,127      1,317
    -------------------------------------------------------------------------
                                      3,139      3,146     13,078     13,457
      Net transfers to (from)
       segregated funds                 232        206        921        860
      Increase (decrease) in
       actuarial liabilities         (1,628)       (32)     2,909      7,697
      Commissions                       415        418      1,591      1,662
      Operating expenses                944        869      3,404      3,176
      Premium taxes                      56         56        218        222
      Interest expense                  100         94        440        403
    -------------------------------------------------------------------------
                                      3,258      4,757     22,561     27,477
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and non-controlling
     interests                          776        236      2,079         95
      Income tax expense (benefit)      233        (87)       371       (542)
      Non-controlling interests in
       net income (loss) of
       subsidiaries                       6          5         23         15
    -------------------------------------------------------------------------
    Total net income (loss)             537        318      1,685        622
      Less: Participating
       policyholders' net income
       (loss)                             4          1          9          9
    -------------------------------------------------------------------------
    Shareholders' net income (loss)     533        317      1,676        613
      Less: Preferred shareholder
       dividends                         25         21         93         79
    -------------------------------------------------------------------------
    Common shareholders' net
     income (loss)                $     508  $     296  $   1,583  $     534
    -------------------------------------------------------------------------

    Earnings (loss) per share
      Basic                       $    0.89  $    0.53  $    2.79  $    0.95
      Diluted                     $    0.88  $    0.52  $    2.76  $    0.94
    >>
Consolidated Balance Sheets

    <<
                                                                As at
    -------------------------------------------------------------------------
    (unaudited, in millions                              December   December
     of Canadian dollars)                                 31 2010    31 2009
    -------------------------------------------------------------------------
    Assets
      Bonds - held-for-trading                          $  54,753  $  51,634
      Bonds - available-for-sale                           10,752      9,673
      Mortgages and corporate loans                        19,511     19,449
      Stocks - held-for-trading                             4,424      4,331
      Stocks - available-for-sale                             808        635
      Real estate                                           4,919      4,877
      Cash, cash equivalents and short-term securities      8,487     11,868
      Derivative assets                                     1,629      1,382
      Policy loans and other invested assets                3,525      3,503
      Other invested assets - held-for-trading                419        425
      Other invested assets - available-for-sale              454        452
    -------------------------------------------------------------------------
      Invested assets                                     109,681    108,229
      Goodwill                                              5,978      6,419
      Intangible assets                                       898        926
      Other assets                                          4,302      4,517
    -------------------------------------------------------------------------
      Total general fund assets                         $ 120,859  $ 120,091
    -------------------------------------------------------------------------
      Segregated funds net assets                       $  88,911  $  81,305
    -------------------------------------------------------------------------

    Liabilities and equity
      Actuarial liabilities and other policy
       liabilities                                      $  84,363  $  84,758
      Amounts on deposit                                    4,450      4,181
      Deferred net realized gains                             219        225
      Senior debentures                                     3,811      3,811
      Derivative liabilities                                  700      1,257
      Other liabilities                                     6,162      5,432
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
      Total general fund liabilities                       99,705     99,664
      Subordinated debt                                     2,741      3,048
      Non-controlling interests in subsidiaries                54         42
      Total equity                                         18,359     17,337
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
      Total general fund liabilities and equity         $ 120,859  $ 120,091
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
      Segregated funds contract liabilities             $  88,911  $  81,305
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>
%CIK: 0001097362

For further information: Media Relations Contact: Frank Switzer, Vice-President, Corporate Communications, Tel: 416-979-4086, frank.switzer@sunlife.com; Investor Relations Contact: Phil Malek, Vice-President, Investor Relations, Tel: 416-979-4198, investor.relations@sunlife.com
CO: Sun Life Financial Inc.

CNW 17:10e 16-FEB-11